EXHIBIT 21.1
LIST OF SUBSIDIARIES
The following is a list of the subsidiaries of the Company as of October 23, 2007.

NAME	WHERE INCORPORATED

EasyLink Services Corporation	United States — Delaware

EasyLink Services USA, Inc.	United States — Delaware

Quickstream Software, Inc.	United States — Delaware

Easylink do Brasil Comunicações Ltda.	Brazil

EasyLink Services Corporation India Private Limited	India

EasyLink Services Corporation Sdn Bhd	Malaysia

EasyLink Services Corp. Pte Ltd	Singapore

EasyLink Services (UK) Limited	United Kingdom

EasyLink Services International Ltd	United Kingdom

EasyLink Services France Sarl	France

GN Comtext (Hong Kong) Limited	Hong Kong

GN Comtext (Deutschland) GmbH	Germany

EasyLink Services (Japan) KK	Japan

EasyLink Services Korea Corporation	South Korea

GN Comtext (Cyprus) Ltd	Greece